MAIL STOP 3561



								July 7, 2005




Matthew P. Kinley
President
Healthcare Acquisition Corp.
2116 Financial Center
666 Walnut Street
Des Moines, Iowa  50309


RE:	Healthcare Acquisition Corp.
	Registration Statement on Form S-1
	File No. 333-124712
Amendment No. 1 Filed June 10, 2005


Dear Mr. Kinley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We partially reissue comment four from our letter of June 6, 2005.
We note your response that the Registration Statement has been modified throughout to delete references to the prior consent required of Maxim Group LLC but it appears that the copy of the Underwriting Agreement filed with this Amendment does provide for Maxim`s consent prior to any warrant redemption. Please reconcile.

Risk Factors, page 6

2. Please update the disclosure in the fourth risk factor. Your reference to the number of blank check companies and the amount of funds held in trust no longer appears current. In addition, the risk factor should be revised to include reference to not only those offerings which are currently seeking business combination transactions, but also those proposed offerings which are currently in registration with the Commission. Please consult with your sources and revise as appropriate.

3. We note risk factor 12 and the statement that your existing stockholders will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount in the trust fund unless the business combination is consummated. Please clarify what is meant by this statement as it appears to the staff that the amounts in the trust fund would not be available for reimbursement of expenses incurred by your existing shareholders. In connection with this comment, please additionally see comment six, below.

Proposed Business, page 31

Effecting a Business Combination

4. We partially reissue comment 22 from our letter of June 6, 2005.
We note the revised statement "To date, we do not have any specific merger, capital stock exchange, asset acquisition or other business combination under consideration or contemplation and we have not, nor has anyone on our behalf, contacted any potential target business or had any discussions, formal or otherwise, with respect to such a transaction." Please expand this disclosure, if accurate, to affirmatively confirm that no agent or representative of the registrant has taken any measure, direct or indirect, to locate a target business at any time, past or present. If any party, affiliated or unaffiliated with the registrant, has approached you with a possible candidate or candidates, then so disclose or advise us. As stated in our letter of June 6, 2005, we are not seeking simply whether a potential business combination candidate has been "selected" but, rather, are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the registrant or an affiliate thereof, or by an unrelated third party, with respect to a business combination transaction involving the registrant. We also note similar disclosure in the summary and in risk factor one. Please revise such in line with this comment as well. We may have further comment.

Principal Stockholders, page 46
5. We note your disclosure that certain persons "may be deemed" promoters. Please affirmatively identify all promoters of the company. Please refer to the definition of "promoter" in Rule 405 of
Regulation C.


Certain Relationships and Related Transactions, page 48

6. We note your disclosure that there is no limit to the out-of-pocket expenses that may be incurred by initial shareholders. Please revise to clarify how such excess expenses would be repaid if there are not enough proceeds not held in trust to satisfy such expenses.
We note the relation to risk factor 12, commented upon above, with respect to this issue.

Financial Statements

Note 5 - Commitments and Contingencies, page F-9

7. We note your disclosure regarding the underwriter purchase option on page F-9. Please disclose in the financial statements the material terms of the underwriter`s option, including the consideration to be paid by the underwriter, and the terms of the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance.
As applicable, expand MD&A to discuss the transaction and the likely future effect on your future financial condition and results of operations.

8. Your attention is directed to section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

9. You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John
Zitko at (202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	Stuart Neuhaser (by facsimile)
      	(212) 370-7889
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Matthew P. Kinley
Healthcare Acquisition Corp.
July 7, 2005
Page 1